

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2013

Via E-mail
Carl Wolf
Chief Executive Officer
Mascot Properties, Inc.
25 Branca Road
East Rutherford, NJ 07073

> **Re: Mascot Properties, Inc.**
> **Form 8-K**
> **Filed January 30, 2013**
> **Amendment No. 1 to Form 8-K**
> **Filed March 11, 2013**
> **File No. 333-174445**

Dear Mr. Wolf:

We have reviewed your response to our letter dated February 26, 2013 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed January 30, 2013

Item 4.01 Changes in Registrant's Certifying Accountant, page 31

1. We note from the first paragraph that your former accountant was dismissed on January 24, 2013. However, we note from the third paragraph that your former accountant was dismissed on December 31, 2012. Please revise to clarify the actual dismissal date of Seale & Beers, CPAs. In addition, please ensure that your disclosures regarding disagreements and reportable events in accordance with Items 304(a)(1)(iv) and (v) of Regulation S-K refer to the interim period through the clarified date of dismissal. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

2. In addition, to the extent your clarified date of dismissal of Seale & Beers differs from the date of hire of your new accountant, please explain why.

3. Please revise the second paragraph under heading (b) to disclose any consultations with the new accountant in the <u>two</u> most recent fiscal years and subsequent period through the <u>date of hire</u> in accordance with Item 304(a)(2) of Regulation S-K.

<u>Form 8-K/A filed March 11, 2013</u>

<u>Business of MamaMancini's, page 3</u>

<u>Overview, page 3</u>

4. We note your response to prior comment 3. It appears, from the USDA website, that the USDA defines "natural" but does not define "all natural." Please revise the third paragraph of this section accordingly and, to the extent there is a distinction between "natural" and "all natural," please clarify or advise.

5. Please also provide us the USDA approvals you refer to in the response to our prior comment 3 or advise.

6. In the last paragraph in this section, please also include your revenues for the two most recent fiscal years.

<u>Product Development, page 8</u>

7. We note your response to prior comment 7. Please disclose the substance of your response in your amended Form 8-K.

<u>USDA approval / Regulation, page 11</u>

8. We note your response to prior comment 12. Please revise this subsection to describe the USDA or FDA regulations applicable to the manufacturing and sale of "natural" and "all natural" products, including the regulations described in the revised risk factor on page 15.

<u>Management's Discussion and Analysis, page 21</u>

<u>Results of Operations for the nine months ended September 30, 2012 and 2011, page 21</u>

9. We note your response to prior comment 21. Please disclose the substance of your response in your amended Form 8-K.

<u>Exhibit 99.2</u>

10. We note the revisions made in this section in response to prior comment 24. However, it does not appear that the revisions requested to the quarterly and annual financial

Carl Wolf
Mascot Properties, Inc.
March 22, 2013
Page 3

statements were made. Please revise the quarterly and annual financial statements to specifically state that the auditors' report expressed substantial doubt as to your ability to continue as a going concern in Note 1. Refer to Section 607.02 of the Financial Reporting Codification as well as AU 341.10 for guidance.

Financial Statements for the Quarterly Period Ended September 30, 2013

Note 11 – Subsequent Events, page F-18

11. Refer to prior comment 27. The private placement to which we referred in our previous comment is in the amount of $5.054 million for 5,054,000 shares as disclosed in Item 1.01 of the Form 8-K. Please tell us exactly where this has been disclosed in the subsequent event note. In this regard, we note the disclosure of a private placement of 1.6 million shares for $1.6 million as well as the issuance of 160,000 5 year warrants with an exercise price of $1.00 and paid commissions in the amount of $160,000 to an investment banking firm in connection with a stock offering.

You may contact Heather Clark at (202) 551-3624 if you have questions regarding comments on Item 4.01 and related matters. You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan C. Block

Susan C. Block
Attorney-Advisor